Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2019

As of May 13, 2019

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 2

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is in the process of constructing an open pit gold heap leach mine (the “Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at March 31, 2019 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of May 13, 2019 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018. The Company’s significant accounting policies are set out in Note 3 of the March 31, 2019 condensed interim consolidated financial statements and Note 3 of the December 31, 2018 audited consolidated financial statements. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its condensed consolidated interim financial statements in accordance with IFRS 34, Interim financial reporting, of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

First Quarter Financial, Operating and Corporate Highlights

Sales for the three months ended March 31, 2019 were $59.0 million, a 16% decrease from the $70.4 million reported in the three months ended March 31, 2018 (“Q1 2018”).

Operating income for the three months ended March 31, 2019 was $10.9 million, a 51% decrease from the $22.4 million reported in Q1 2018.

Net income for the three months ended March 31, 2019 was $2.2 million or $0.01 per share, an 84% decrease from the $13.8 million, or $0.09 per share reported in Q1 2018.

Adjusted net income (refer to Non-GAAP Financial Measures) was $8.4 million compared to $13.2 million reported in Q1 2018.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2019 was $23.8 million compared to $31.8 million reported in Q1 2018.

Free cash flow from ongoing operations was $2.2 million compared to $16.8 million in Q1 2018.

Operating Highlights

Consolidated Metrics	Three months ended March 31,
	2019	2018	% Change
Key Indicators
Silver
Metal produced (oz)	2,233,331	2,401,458	(7%)
Metal sold (oz)	2,094,156	2,231,550	(6%)
Realized price ($/oz)	15.62	16.66	(6%)
Gold
Metal produced (oz)	13,314	15,041	(11%)
Metal sold (oz)	12,276	13,748	(11%)
Realized price ($/oz)	1,316	1,329	(1%)
Lead
Metal produced (000's lbs)	7,172	7,040	2%
Metal sold (000's lbs)	7,231	7,269	(1%)
Zinc
Metal produced (000's lbs)	11,295	11,028	2%
Metal sold (000's lbs)	11,269	11,078	2%
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	10.67	9.65	11%

Notes:

1.	All-in sustaining cash cost (“AISC”) is a non-GAAP financial measure. Refer to Non-GAAP Financial Measures
2.	AISC ($/oz Ag Eq) calculated at realized metal prices of $1,316/oz Au, $15.6/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

Silver and gold production for the three months ended March 31, 2019 decreased 7% and 11% to 2,233,331 ounces and 13,314 ounces, respectively, over the same period in 2018. The decrease in silver and gold production relates primarily to the San Jose Mine, where silver production decreased 9% due primarily to lower silver head grade and silver recovery, which declined 6% and 2%, respectively. Gold production decreased 11% due primarily to a decrease in gold head grade and recovery, which declined 12% and 2%, respectively. Lead and zinc production at Caylloma increased 2% and 2% to 7.2 million pounds and 11.3 million pounds, respectively, over the same period in 2018 due to higher head grades for lead and zinc.

Management's Discussion and Analysis, page 4

Consolidated all-in sustaining cash cost per ounce of payable silver equivalent (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2019 was $10.67 per ounce or 11% higher than the $9.65 per ounce in Q1 2018. The increase was due primarily to higher execution of sustaining capital over lower payable ounces of silver equivalent production.

Corporate Highlights

On March 27, 2019, the Company provided an update on Mineral Reserve and Mineral Resource estimates for the San Jose and Caylloma Mines. As at December 31, 2018, combined Proven and Probable Reserves for the San Jose and Caylloma Mines were reported at 7.8 million tonnes containing 45.6 million ounces of silver and 272,000 ounces of gold, representing a year-over-year increase of 17% in tonnes and a 2% increase in contained silver ounces. There was no change in gold ounces.

Combined Inferred Mineral Resources for the San Jose and Caylloma Mines were reported at 8.8 million tonnes containing an estimated 32.8 million ounces of silver and 168,000 ounces of gold, representing a year-over-year decrease of 17% and 13% of contained silver and gold ounces, respectively. Refer to news release dated March 27, 2019 “Fortuna Updates Mineral Reserves and Mineral Resources for the San Jose and Caylloma Mines” on the Company’s website or under the Company’s profile on SEDAR.

On March 28, 2019, the Mexican National Water Commission (“CONAGUA”) completed its investigation and issued a resolution into the overflow of the contingency pond at the dry stack tailings facility at the San Jose Mine caused by heavy rain on October 8, 2018. CONAGUA’S resolution confirms that no remediation of the nearby Coyote Creek is required. However, the Company received a fine of approximately $0.04 million related to the incident. Refer to news releases dated March 28, 2019 “CONAGUA resolution confirms no remediation required as a result of the overflow of contingency pond at the San Jose Mine, Mexico in October 2018” and February 14, 2019 “PROFEPA report confirms no contamination of soil from overflow of contingency pond at the San Jose Mine, Mexico in October 2018” on the Company’s website or under the Company’s profile on SEDAR.

On April 4, 2019, the Company provided an update on Mineral Reserve and Mineral Resource estimates for the Lindero Project.

On May 9, 2019 Fortuna announced the publication of its first Sustainability Report, prepared using the Global Reporting Initiative (GRI) Standards: Core Option as a guide. The report provides information on the Company’s safety, environmental, social, and economic performance in 2018.

Management's Discussion and Analysis, page 5

Selected Financial Information

Consolidated Financial Metrics	Three months ended March 31,
	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$59.0	$70.4	(16%)
Mine operating income	21.5	31.3	(31%)
Operating income	10.9	22.4	(51%)
Net income	2.2	13.8	(84%)
Earnings per share (basic)	0.01	0.09	(89%)

Adjusted net income[1]	8.4	13.2	(36%)
Adjusted EBITDA[1]	23.8	31.8	(25%)
Cash provided by operating activities	3.9	20.1	(81%)
Free cash flow[1]	(34.1)	12.3	(377%)
Free cash flow from ongoing operations[1]	2.2	16.8	(87%)
Capex
Sustaining	4.7	4.1	14%
Non-sustaining	0.8	-	0%
Lindero	30.9	4.9	537%
Brownfields	1.2	2.3	(48%)
	Mar 31, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments	$112.9	163.3	(31%)

Total assets	$796.7	$786.5	1%
Non-current credit facility	$69.3	$69.3	0%
Shareholders' equity	$605.9	$602.8	1%

Notes:

1.	Refer to Non-GAAP Financial Measures

Sales for the three months ended March 31, 2019 were $59.0 million, a 16% decrease from the $70.4 million reported in the same quarter in 2018. The decrease in sales was due primarily to a decline in silver and gold sales volume of 6% and 11%, respectively, and a decline in metal prices for silver, lead and zinc of 7%, 19% and 21%, respectively. Also impacting sales was a $3.7 million buildup of inventory representing 630 tonnes of silver/gold concentrate that was shipped after the end of the quarter.

Net income for the three months ended March 31, 2019 was $2.2 million or $0.01 per share compared to $13.8 million or $0.09 per share reported in the same quarter in 2018. The decrease in net income was due primarily to lower metal prices and a 6% and 11% decline in sales volume of silver and gold. Also impacting net income was $2.8 million of unrealized foreign exchange losses from the Lindero Project as the Argentine Peso (“ARS”) declined 15% against the US dollar during the quarter which impacted the ARS denominated value added tax receivable accumulated on the Lindero construction.

The effective tax rate (“ETR”) for the first quarter was 76.4% compared to 38.4% for the same quarter in 2018. The primary reason for the increase in the ETR was the impact of a weak Argentine currency, net of a favorable inflation adjustment to the tax base.  These two factors increased the ETR 24 percentage points.  In addition, due to a lower pre-tax income compare to the same quarter in 2018, the unrecognized tax benefits relating to corporate expenses and the non-deductible shared-based payments had a more prominent impact to the ETR this quarter than the comparable quarter in 2018. These two factors increased the ETR an additional 12 percentage points.

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2019 was $8.4 million compared to $13.2 million reported in Q1 2018. The decrease in adjusted net income was due primarily to lower sales volume for silver, gold and lead and lower realized metal prices. Also impacting the adjusted net income was a 5% increase in operating costs at the San Jose Mine, which was partially offset by realized gains on commodity derivative contracts.

Management's Discussion and Analysis, page 6

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2019 was $23.8 million compared to $31.8 million in the comparable period in 2018. The decrease in adjusted EBITDA was due primarily to lower mine operating income as a result of lower sales volume and lower metal prices.

Cash provided by operating activities for the three months ended March 31, 2019 was $3.9 million compared to $20.1 million reported in Q1 2018. The decline was due primarily to changes in working capital items (Q1 2019 - $7.1 million use of cash compared to Q1 2018 - $4.9 million cash provided by).

Free cash flow (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2019 was ($34.1) million compared to $12.3 million in Q1 2018. The decrease in free cash flow was due to $34.2 million in construction spending at the Lindero Project. Free cash flow from ongoing operations was $2.2 million compared to $16.8 million reported in Q1 2018, reflecting the impact of negative changes in working capital items in Q1 2019.

At March 31, 2019, the Company had cash, cash equivalents, and short-term investments of $112.9 million (December 31, 2018 – $163.3 million), a decrease of $50.4 million since the beginning of the year. The decrease was due primarily to construction spending at the Lindero Project.

Mineral Reserves and Mineral Resources Update

Highlights of the updated Mineral Reserve and Mineral Resource estimates:

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 7.8 million tonnes containing 45.6 million ounces silver and 272,000 ounces of gold, representing a year-over-year increase of 17% in tonnes and a 2% increase in contained silver ounces. There was no change in gold ounces.

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 8.8 million tonnes containing an estimated 32.8 million ounces of silver and 168,000 ounces of gold, reflecting a year-over-year decrease of 17% and 13% of contained silver and gold ounces, respectively.

•	Proven and Probable Mineral Reserves for the Lindero Project are reported at 84.2 million tonnes containing 1.7 million ounces of gold. Measured and Indicated Resources exclusive of Mineral Reserves are reported at 18.9 million tonnes containing 302,000 ounces of gold and Inferred Mineral Resources exclusive of Mineral Reserves are reported at 8.6 million tonnes containing 106,000 ounces of gold.

Mineral Reserves - Proven and Probable									Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (koz)
Mines		Proven	149	85	0.26	2.09	3.23	N/A	0.4	1
	Caylloma, Peru	Probable	2,477	77	0.18	2.12	3.71	N/A	6.1	14
		Proven + Probable	2,626	77	0.18	2.11	3.69	N/A	6.5	15
		Proven	393	237	1.97	N/A	N/A	N/A	3.0	25
	San Jose, Mexico	Probable	4,779	235	1.51	N/A	N/A	N/A	36.0	232
		Proven + Probable	5,172	235	1.55	N/A	N/A	N/A	39.0	257
	Total	Proven + Probable	7,798	182	1.09	N/A	N/A	N/A	45.6	272
Projects		Proven	25,352	N/A	0.76	N/A	N/A	0.11	0.0	618
	Lindero, Argentina	Probable	58,875	N/A	0.58	N/A	N/A	0.11	0.0	1,096
		Proven + Probable	84,226	N/A	0.63	N/A	N/A	0.11	0.0	1,714
Total		Proven + Probable							45.6	1,987

Management's Discussion and Analysis, page 7

Mineral Resources -Measured and Indicated									Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (koz)
Mines		Measured	524	73	0.32	1.16	2.23	N/A	1.2	5
	Caylloma, Peru	Indicated	1,633	77	0.29	1.23	2.25	N/A	4.1	15
		Measured + Indicated	2,157	76	0.30	1.22	2.24	N/A	5.3	21
		Measured	49	77	0.56	N/A	N/A	N/A	0.1	1
	San Jose, Mexico	Indicated	272	84	0.59	N/A	N/A	N/A	0.7	5
		Measured + Indicated	321	83	0.59	N/A	N/A	N/A	0.9	6
	Total	Measured + Indicated	2,478	77	0.34	N/A	N/A	N/A	6.1	27
Projects		Measured	2,092	N/A	0.55	N/A	N/A	0.12	0.0	37
	Lindero, Argentina	Indicated	16,774	N/A	0.49	N/A	N/A	0.10	0.0	265
		Measured + Indicated	18,866	N/A	0.50	N/A	N/A	0.11	0.0	302
Total		Measured + Indicated							6.1	329

Mineral Resources - Inferred									Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	5,345	102	0.32	2.40	3.83	N/A	17.6	56
	San Jose, Mexico	Inferred	2,415	196	1.44	N/A	N/A	N/A	15.2	112
	Total	Inferred	7,760	132	0.67	N/A	N/A	N/A	32.8	168
Projects	Lindero, Argentina	Inferred	8,600	N/A	0.38	N/A	N/A	0.10	0.0	106
Total		Inferred							32.8	274

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Mineral Reserves are estimated as of June 30, 2018 for the San Jose Mine and as of August 31, 2018 for the Caylloma Mine and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018. Mineral Resources and Mineral Reserves for the Lindero Project are reported as of March 31, 2019.
6.	Mineral Reserves for the San Jose Mine are estimated using an NSR break-even cut-off grade of 131 g/t Ag Eq based on assumed metal prices of $18.25/oz Ag and $1,320/oz Au; estimated metallurgical recovery rates of 92% for Ag and 91% for Au and mining costs of $31.38/t; processing costs of $16.55/t; and refining, distribution and general service costs of $15.27/oz based on actual operating costs. Mining recovery is estimated to average 89% and mining dilution of 12%. Mineral Resources are estimated at a 100 g/t Ag Eq cut-off grade using the same metal prices and metallurgical recoveries as for Mineral Reserves and a mine to mill operating cost of $52.50/t. Proven and Probable Mineral Reserves include 3.20 Mt containing 26.9 Moz of silver and 164 koz of gold reported at a 134 g/t Ag Eq cut-off grade and Inferred Resources totaling 1.32 Mt containing 7.1 Moz of silver and 49 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at $82.90/t; mechanized (enhanced) at $70.30/t; semi-mechanized at $93.10/t; and conventional at $173.70/t using assumed metal prices of $18.25/oz Ag, $1,320/oz Au, $2,270/t Pb and $2,750/t Zn; metallurgical recovery rates of 84% for Ag, 17% for Au, 91% for Pb and 90% for Zn with the exception of high zinc oxide areas that use metallurgical recovery rates of 57% for Ag, 17% for Au, 57% for Pb and 35% for Zn; and the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75% for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs. Mining recovery is estimated to average 92% with mining dilution ranging from 10% to 40% depending on the mining methodology. Mineral Resources are reported based on estimated NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade based on mine to mill operational costs of $50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and $135/t for veins classified as narrow (all other veins)

8.	Mineral Reserves for the Lindero Project are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off-grade 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate at long-term gold prices of $1,320/oz. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of $1,320/oz, mining costs at $1.28 per tonne of material, with total processing and process G&A costs of $8.29 per tonne of ore and an average process recovery of 75%. The refinery costs, net of pay factor, were estimated at $6.90 per ounce of gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations.

9.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.

[10]	Totals may not add due to rounding procedures

11.	N/A = Not Applicable

Management's Discussion and Analysis, page 8

San Jose Mine, Mexico

As of December 31, 2018, the San Jose Mine has Proven and Probable Mineral Reserves of 5.2 million tonnes containing 39.0 million ounces of silver and 257,000 ounces of gold, in addition to Inferred Resources of 2.4 million tonnes containing a further 15.2 million ounces of silver and 112,000 ounces of gold.

Year-over-year, Mineral Reserves increased 3% in tonnes while decreasing 3% and 1% in contained silver and gold, respectively, after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Stockwork zones.

Measured and Indicated Resources exclusive of Mineral Reserves remained constant year-over-year at 0.3 million tonnes although average silver and gold grades increased by 29% and 23%, respectively, due to changes in operating costs and commercial terms resulting in the breakeven cut-off grade for Mineral Reserves increasing from 117 g/t to 131 g/t Ag Eq (refer to footnote 6 above).

Year-over-year, Inferred Resources decreased 24% and 12% in contained silver and gold ounces, respectively. Silver and gold grades decreased 19% and 6%, respectively. The net variation is due to reductions resulting from the upgrading of Inferred Mineral Resources by infill drilling in the Stockwork zones.

Inferred Resources include the first time estimate of the recently discovered Victoria mineralized zone comprising 810,000 tonnes averaging 137 g/t Ag and 1.14 g/t Au reported above a 100 g/t Ag Eq cut-off (refer to footnote #6 above). The Victoria mineralized zone remains open in all directions.

The brownfields exploration program budget for 2019 at the San Jose Mine is $4.5 million, which includes 11,500 meters of diamond drilling and 450 meters of underground development for drilling access and platforms. Exploration drilling will focus on the sub-parallel Victoria mineralized zone and Trinidad Central Deep.

An infill drilling program of 2,780 meters is currently underway at the San Jose Mine. The budget for the infill drill program is $0.4 million.

Caylloma Mine, Peru

As of December 31, 2018, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.6 million tonnes containing 6.5 million ounces of silver; in addition to Inferred Mineral Resources of 5.3 million tonnes containing 17.6 million ounces of silver.

Year-over-year, Mineral Reserve tonnes increased 64% while contained silver, lead and zinc content increased 39%, 54%, and 69% respectively. Changes were primarily due to mining related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused on the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 14% year-over-year to 2.2 million tonnes.

Inferred Mineral Resources year-over-year decreased by 7% to 5.3 million tonnes. Contained silver, lead and zinc content decreased by 10%, 21% and 12%, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves counteracted by Brownfields exploration drilling discovering new resources in the Animas NE vein.

The brownfields exploration program budget for 2019 at the Caylloma Mine is $0.8 million. Work planned includes mapping and sampling on additional mineralized silver-base metals structures.

A 3,830 meters infill drilling program and a 55-meter development drift are underway at the Caylloma Mine. The budget for this program is $0.5 million.

Management's Discussion and Analysis, page 9

Lindero, Argentina

As at March 31, 2019, the Lindero Project has Proven and Probable Mineral Reserves of 84.2 million tonnes containing 1.7 million ounces of gold, representing a decrease of 5% in tonnes and 2% in contained gold ounces. Measured and Indicated Resources exclusive of Mineral Reserves are reported at 18.9 million tonnes containing 302,000 ounces of gold, representing an increase of 51% in tonnes and 211% in contained gold ounces. Inferred Mineral Resources exclusive of Mineral Reserves are reported at 8.6 million tonnes containing 106,000 ounces of gold, representing an increase of 51% in tonnes and 63% in contained gold ounces.

The updated Mineral Reserves and Mineral Resources are based on 212 diamond drill holes totaling 44,550 meters. The estimates incorporate an updated geological interpretation based on the infill drilling conducted in 2018 (see Fortuna news release dated September 6, 2018), updated metal prices and estimated operating costs. The updated technical information does not materially change the information presented in the Technical Report entitled Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard, and Denys Parra Murrugarra.

Mineral Resource estimation involved the usage of drill hole samples in conjunction with surface mapping to construct three-dimensional wireframes defining lithologic, alteration, and grade domains. Samples were selected inside these wireframes, coded, composited and top cut. Boundaries were treated as hard, firm or soft based on statistical and geostatistical analysis. Gold and copper grades were estimated by ordinary kriging into a geological block model consisting of 10 meter x 10 meter x 4 meter selective mining units representing each domain. Estimated grades were validated globally, locally, and visually prior to classification and are reported above a 0.20 g/t Au cut-off grade within a conceptual pit shell.

Lindero Project

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is well underway, and the overall Project is 47% complete. Approximately 97% of direct capital costs have been committed and all major contracts have been either awarded or committed. Construction spending for the first quarter of 2019 totaled $42.2 million and is comprised of $30.9 million on construction and $11.3 million on deposits on equipment and advances to contractors. As at March 31, 2019, construction spending totaled $165.1 million of which $20.5 million has not yet been paid.

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

The electromechanical installation has started with the mounting of frame and motors of the HPGR crusher. The installation of the secondary crushers is expected to start in the second half of May.

All the crushing equipment including a primary crusher, apron feeder, three secondary cone crushers, and three screens and two agglomeration drums have arrived at the project site. Fabrication of chutes, conveyors and steel structures is being performed at shops in Argentina and Chile, and is 88% complete with deliveries taking place according to schedule.

Civil works for the secondary and HPGR crushers are concluded. Concrete foundation for the agglomeration plant is well advanced and expected to be concluded in May.

The crushing and agglomeration plant is on the critical path of the project. Commissioning of this plant is planned for late in the third quarter of 2019.

•	Leach pad and pond area

The excavation of approximately 1.2 million cubic meters of surface gravel and rock for ground preparation is 96% concluded and approximately 70% of the start-up leach pad is complete. It is estimated that the leach pad start-up area will be ready to receive first ore by mid-2019. Completion date is scheduled for the middle of the third quarter 2019.

•	ADR and SART

Concrete foundations for the ADR building and work on the equipment foundations is underway. The ADR plant is expected to be ready to receive solution in the fourth quarter of 2019.

•	8 MW power plant

Once in operation, the mine power requirements will be self-generating through an 8MW diesel generator power plant. Power plant site preparation is complete, the twelve power generators and ten-50 cubic meter fuel tanks have already been installed. The power plant is scheduled to be fully operational by mid-2019.

•	Construction camp and ancillary facilities

The construction camp has the capacity to host a population of 1,200 workers. Head-count at the site is currently at 988. Post-construction head count is estimated to be between 350 to 400 workers.

Management's Discussion and Analysis, page 10

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the project site. The installation of the 13 kilometer 8” water pipeline to the project site started in April with commissioning of the water system scheduled for mid-2019.

•	Mine and equipment fleet

All mine equipment has arrived and is operational. The fleet includes: six 100-ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs.

Preparation of the first production benches is concluded and final pit access for large equipment is planned to finalize in May. Production is set to start in early July benefitting from an initial low strip ratio under one, with high grade mineralization outcropping on surface.

Based on the progress of construction to date, the Company plans to initiate ore stacking early in the fourth quarter of 2019 with commercial production scheduled for the first quarter of 2020. Current on-site head count stands at 988 workers with a peak projection of 1,100 workers expected by the end of the second quarter of 2019.

Total construction capital costs are forecast to remain at $295.0 million or 20% over initial capital guidance (see Fortuna news release dated September 21, 2017 and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina, dated effective October 31, 2017 which is available on SEDAR at www.sedar.com). The construction capital costs forecast excludes potential cost savings from the devaluation of the ARS and inflation. The actual spending calculated in US dollars will depend on the ARS/USD exchange rate at time of settlement as well as the Argentine inflation rate.

2019 Guidance and Outlook

2019 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost[1]	AISC[1]
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag Eq)
San Jose, Mexico	7.3 - 8.1	49.0 - 54.0	NA	NA	63.5 - 70.1	8.3 - 10.2
Caylloma, Peru	0.9 - 1.0	-	26.1 - 28.8	39.8 - 44.0	80.8 - 88.4	11.8 - 14.5
Total	8.2 - 9.0	49.0 - 54.0	26.1 - 28.8	39.8 - 44.0	-	-

2019 silver equivalent production guidance of between 11.7 million -12.9 million ounces

2019 consolidated AISC of $9.9 to $12.1/oz Ag Eq

Notes:

1.	Cash cost per tonne and AISC ($/oz silver equivalent) are Non-GAAP Financial Measures. AISC includes by-product credits, estimated at metal prices of $1,250/oz Au, $15.00/oz Ag, $2,100/t Pb, and $2,700/t Zn
2.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1
3.	Totals may not add due to rounding

Management's Discussion and Analysis, page 11

2019 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$5.9 - 7.2	$9.1 - 11.2	$6.9 - 8.5
Adjustments:
Commercial and government royalties and mining tax	0.6 - 0.8	0.2 - 0.2	0.5 - 0.6
Worker's participation	0.4 - 0.5	0.2 - 0.2	0.3 - 0.4
Selling, general and administrative expenses (operations)	0.4 - 0.5	0.6 - 0.7	0.5 - 0.6
Selling, general and administrative expenses (corporate)	-	-	0.5 - 0.6
Sustaining capital expenditures	0.7 - 0.8	1.6 - 2.0	1.0 - 1.2
Brownfield exploration expenditures	0.3 - .04	0.1 - 0.2	0.3 - 0.3
All-in-sustaining cash cost per payable ounce of silver	$8.3 - 10.2	$11.8 - 14.5	$9.9 - 12.1

2019 Capital Expenditure and Exploration Guidance

	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.3	$6.0	$-	$10.3
Mine development	3.4	3.1	-	6.5
Brownfield exploration	4.3	0.8	-	5.1
Other sustaining capex	0.7	0.7	-	1.4
Non-sustaining capex	-	0.8	-	0.8
Initial capital construction costs	-	-	171.9	171.9
Total	$12.7	$11.4	$171.9	$196.0

For 2019, capital expenditures at the Lindero Project are estimated at $171.9 million, representing approximately 60% of the construction budget.

Management's Discussion and Analysis, page 12

Financial Results

Sales

	Three months ended March 31,
	2019	2018	% Change
Provisional sales ($ million)
Caylloma	19.2	25.1	(24%)
San Jose	41.4	48.5	(15%)
Adjustments ($ million) [1]	(1.6)	(3.2)	(50%)
Sales ($ million)	59.0	70.4	(16%)
Silver
Metal produced (oz)	2,233,331	2,401,458	(7%)
Provisional sales (oz)	2,094,156	2,231,550	(6%)
Provisional sales ($ million)	30.2	34.6	(13%)
Realized price ($/oz)[2]	15.62	16.66	(6%)
Net realized price ($/oz)[3]	14.44	15.52	(7%)
Gold
Metal produced (oz)	13,314	15,041	(11%)
Provisional sales (oz)	12,276	13,748	(11%)
Provisional sales ($ million)	15.0	17.2	(13%)
Realized price ($/oz)[2]	1,316	1,329	(1%)
Net realized price ($/oz)[3]	1,224	1,253	(2%)
Lead
Metal produced (000's lbs)	7,172	7,040	2%
Provisional sales (000's lbs)	7,231	7,269	(1%)
Provisional sales ($ million)	6.4	7.9	(19%)
Realized price ($/oz)[2]	0.92	1.14	(19%)
Net realized price ($/oz)[3]	0.85	1.09	(22%)
Zinc
Metal produced (000's lbs)	11,295	11,028	2%
Provisional sales (000's lbs)	11,269	11,078	2%
Provisional sales ($ million)	9.0	13.8	(35%)
Realized price ($/oz)[2]	1.23	1.55	(21%)
Net realized price ($/oz)[3]	0.92	1.24	(25%)
[1]	Adjustments consists of mark to market, final price adjustments and final assay adjustments
[2]	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3]	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended March 31, 2019 were $59.0 million, a 16% decrease over the same period in 2018. The decrease was due mainly to lower sales volumes and a decline in the realized prices for all metals produced. Provisional sales before adjustments from the San Jose Mine were 15% lower than in Q1 2018 which was due to lower sales volume of silver and gold, which declined 6% and 13%, respectively, and a 6% decrease in the realized price for silver. Also impacting sales was a $3.7 million buildup of inventory representing 630 tonnes of silver/gold concentrate shipped after the end of the quarter. Despite an increase in sales volume in zinc, provisional sales from the Caylloma Mine were 24% lower than the comparative quarter in 2018 due to a decline in realized prices for lead and zinc of 19% and 21%, respectively.

Management's Discussion and Analysis, page 13

Operating income (loss) and Adjusted EBITDA

	Three months ended March 31,
	2019%[1]		2018%[1]
Operating income (loss)
San Jose	$13.0	33%	$16.9	37%
Caylloma	5.0	26%	9.5	38%
Lindero	(2.9)	0%	-	0%
Corporate	(4.2)		(4.0)
Total	$10.9	18%	$22.4	32%

Adjusted EBITDA[2]
San Jose	$19.4	49%	$24.3	53%
Caylloma	8.5	43%	11.8	48%
Lindero	-	0%	-	0%
Corporate	(4.1)		(4.3)
Total	$23.8	40%	$31.8	45%
[1]	as a % of Sales
[2]	refer to Non-GAAP Financial Measures
[3]	figures may not add due to rounding

Operating Income for the three months ended March 31, 2019 was $10.9 million, which was $11.5 million lower than the $22.4 million reported for the comparable quarter in 2018. The decrease in operating income was due primarily to lower mine operating profits and a $2.9 million foreign exchange loss relating to the impact that the weaker Argentine currency had on the accumulation of recoverable value added tax paid during the Lindero construction. Corporate expenses increased marginally due to a higher share of loss from equity accounted investee and share-based payment expenses.

At San Jose, operating income was $13.0 million, which was $3.9 million lower than the comparable quarter in 2018 due mainly to lower sales related to lower silver price of 7%, lower silver and gold production of 9% and 14%, respectively, and a $3.7 million buildup of inventory representing 630 tonnes of silver/gold concentrate that was shipped after the end of the quarter. At Caylloma, operating income was $5.0 million, which was $4.5 million lower than the comparable quarter in 2018 due to lower sales as lead and zinc prices declined 19% and 21%, respectively, during the first quarter.

Adjusted EBITDA for the three months ended March 31, 2019 was $23.8 million, which was $8.0 million lower than the $31.8 million reported for the comparable quarter in 2018. Adjusted EBITDA at San Jose declined 20% to $19.4 million driven mostly by lower silver and gold sales as well as a 5% increase in operating costs over the same period in 2018 driven by higher mining costs related to preparation and backfill, and partially offset by lower dry-stack tailings disposal costs. Adjusted EBITDA at Caylloma decreased 28% to $8.5 million driven by decreases in zinc and lead prices of 21% and 19%, respectively, which was partially offset by a $0.8 million realized gain on commodity derivative contracts compared to a $1.0 million realized loss for the comparable quarter in 2018.

Management's Discussion and Analysis, page 14

Selling, General, and Administration

	Three months ended March 31,
	2019	2018	% Change
Mine SG&A	$2.3	$2.5	(8%)
Corporate SG&A	2.7	2.8	(4%)
Share-based payments	1.3	1.3	0%
Workers' participation	0.2	0.3	(33%)
Total	$6.5	$6.9	(6%)

Selling, general and administrative (“SG&A”) expenses for the three months ended March 31, 2019 decreased 6% to $6.5 million compared to $6.9 million for the comparable quarter in 2018. The decrease was due primarily to lower mine SG&A costs at San Jose and Caylloma and workers’ participation expenses.

Foreign exchange losses

Foreign exchange loss for the three months ended March 31, 2019 was $3.7 million compared to a $2.2 million foreign exchange gain for the comparable quarter in 2018. The increase in foreign exchange loss was due primarily to the ARS declining 15% against the US dollar which impacted Lindero’s VAT receivable accumulated during construction and other ARS denominated working capital balances.

Income tax expense

Income tax expense for the three months ended March 31, 2019 was $7.3 million, which was $1.3 million lower than the $8.6 million reported in comparable quarter in 2018. Current income tax expense was $8.6 million, which decreased $1.1 million from the $9.7 million reported in 2018. The decrease was primarily due to lower mine operating profits as a result of lower sales volume and lower metal prices as well as a buildup of 630 tonnes of silver-gold concentrate shipped after the end of the quarter and partially offset by $1.8 million of dividend withholding tax.

Deferred income tax recovery increased $0.1 million to $1.3 million compared to a $1.2 million income tax recovery reported in 2018. The increase was due primarily to the decline in the ARS against the US dollar and partially offset by high inflation in Argentina which, on a net basis, negatively impacted the tax base of Lindero’s capital assets. Also positively impacting the deferred income tax recovery of $1.8 million was the release of a temporary difference relating to an investment in subsidiary upon payment of dividends.

The ETR increased to 76.4% compared to 38.4% reported in the comparable quarter in 2018. The primary reason for the increase in the ETR was the impact of a weak Argentine currency, net of a favorable inflation adjustment to the tax base.  These two factors increased the ETR 24 percentage points.  In addition, due to a lower pre-tax income compared to the same quarter in 2018, the unrecognized tax benefits relating to corporate expenses and the non-deductible shared-based payments had a more prominent impact to the ETR this quarter than the comparable quarter in 2018. These two factors increased the ETR an additional 12 percentage points.

Management's Discussion and Analysis, page 15

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine throughput, head grade, recovery, gold and silver production and unit costs:

San Jose	Three months ended March 31,
Mine Production	2019	2018
Tonnes milled	256,642	258,204
Average tonnes milled per day	2,984	3,011

Silver
Grade (g/t)	267	284
Recovery (%)	91	93
Production (oz)	1,999,495	2,185,913
Metal sold (oz)	1,856,288	2,011,260
Realized price ($/oz)	15.63	16.65

Gold
Grade (g/t)	1.71	1.94
Recovery (%)	90	92
Production (oz)	12,741	14,882
Metal sold (oz)	11,712	13,748
Realized price ($/oz)	1,316	1,329

Unit Costs
Production cash cost ($/t)	68.66	65.26
Production cash cost ($/oz Ag Eq)[2]	6.41	5.65
Net smelter return ($/t)	174.25	203.81
All-in sustaining cash cost ($/oz Ag Eq)[2]	8.69	8.49

Capital expenditures
Sustaining	1,556	1,893
Brownfields	1,036	2,080

Notes:

1.	Net of by-product credits from gold
2.	Ag Eq production is calculated using realized metal prices of Au/oz and Ag/oz as per above table
3.	Production cash costs, production cash cost per silver equivalent and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The San Jose Mine produced 1,999,495 ounces of silver and 12,741 ounces of gold in the first quarter of 2019, which were 9% and 14% below the comparable quarter in 2018. The lower production was due primarily to lower head grades for silver and gold, which decreased 6% and 12%, respectively, compared to the same quarter in 2018.

Cash cost per tonne of processed ore increased 5% to $68.66 per tonne (refer to Non-GAAP Financial Measures) compared to $65.26 per tonne for the comparable quarter in 2018. The increased cost was due to higher mining costs related to preparation and backfill, and partially offset by lower dry-stack tailings operating costs.

Management's Discussion and Analysis, page 16

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine throughput, head grade, recovery and silver, lead and zinc production and unit costs:

Caylloma	Three months ended March 31,
Mine Production	2019	2018
Tonnes milled	130,150	129,620
Average tonnes milled per day	1,496	1,473

Silver
Grade (g/t)	66	61
Recovery (%)	84	84
Production (oz)	233,836	215,545
Metal sold (oz)	237,868	220,290
Realized price ($/oz)	15.56	16.79

Lead
Grade (%)	2.74	2.72
Recovery (%)	91	91
Production (000's lbs)	7,172	7,040
Metal sold (000's lbs)	7,231	7,269
Realized price ($/lb)	0.92	1.14

Zinc
Grade (%)	4.37	4.31
Recovery (%)	90	90
Production (000's lbs)	11,295	11,028
Metal sold (000's lbs)	11,269	11,078
Realized price ($/lb)	1.23	1.55

Unit Costs
Production cash cost ($/t)	79.45	78.68
Production cash cost ($/oz Ag Eq)[2]	9.32	7.23
Net smelter return ($/t)	148.48	190.33
All-in sustaining cash cost ($/oz Ag Eq)[2]	12.91	10.30

Capital expenditures
Sustaining	3,125	2,208
Brownfields	151	187

Notes:

1.	Net of by-product credits from gold, lead and zinc
2.	Ag Eq production is calculated at realized metal prices of Pb/lb, Zn/lb, and Ag/oz as per above table
3.	Production cash costs, production cash cost per silver equivalent and All-in sustaining cash cost per silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Management's Discussion and Analysis, page 17

Quarterly Results

The Caylloma Mine produced 7.2 million pounds of lead and 11.3 million pounds of zinc, which both were 2% higher than the production for the comparable quarter in 2018. The increased production was due to higher head grades of lead and zinc of 2.74% and 4.37%, respectively, as well as slightly higher mill throughput. Silver production totaled 233,836 ounces, which was 8% higher than the production for the comparable quarter in 2018.

Cash cost per tonne of processed ore was $79.45 (refer to Non-GAAP Financial Measures) and was in-line with the $78.68 cash cost per tonne for the comparable quarter in 2018. Higher concentrate distribution costs were partially offset by lower milling costs.

Quarterly Information

The following table provides information for the eight fiscal quarters up to March 31, 2019:

	Expressed in $000's, except per share data
	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Sales	58,991	59,592	59,596	73,666	70,442	75,354	64,012	63,911
Mine operating income	21,487	17,345	16,497	31,392	31,337	35,222	24,944	22,211
Operating income	10,913	6,251	10,535	22,372	22,428	57,666	18,888	14,214
Net income	2,243	2,232	6,853	11,151	13,754	34,137	10,268	8,898

Basic EPS	0.01	0.01	0.04	0.07	0.09	0.21	0.06	0.06
Diluted EPS	0.01	0.01	0.04	0.07	0.09	0.21	0.06	0.06

Total assets	796,718	786,517	738,305	721,148	707,504	706,648	652,889	637,805
Credit facility	69,338	69,302	39,639	39,603	39,588	39,871	39,845	39,820

As a result of lower metal prices during the first quarter of 2019, sales decreased 1% over the previous quarter. Lower sales were impacted by a $3.7 million buildup of silver-gold concentrates inventory that were shipped after the end of the first quarter. Depreciation and depletion were $2.0 million lower than the previous quarter due to lower sales volume. Income tax expense increased 48% quarter-over-quarter to $7.3 million compared to $4.9 million from the previous quarter. The increase in income tax expense was due primarily to the impact that a 15% decline in the Argentine currency and a highly inflationary environment in Argentina have on the tax base of Lindero’s assets. Other factors increasing the ETR by 18% include deferred tax assets not recognized, non-deductible expenses, and mining taxes.

Management's Discussion and Analysis, page 18

Precious Metal Prices Trends

The sale of silver and gold ounces makes up 73% of the Company’s sales revenue while lead and zinc makes up the remaining 27% of sales revenue. Therefore, the prices of silver and gold, and to a lesser extent, prices of lead and zinc are the most dominant factors in determining the Company’s profitability and cash flow from operations. The financial performance of the Company is expected to continue to be closely linked to the prices of silver and gold.

During the first quarter of 2019, the silver prices fluctuated from a low of $15.08 per ounce to a high of $16.08 per ounce and averaged $15.57 per ounce. The average realized price of silver of $15.62 per ounce in 2019 compared to $16.66 per ounce for the comparable quarter in 2018, for a year-over-year decrease of 6%.

Gold prices during the first quarter fluctuated 5% from a low of $1,278 per ounce to a high of $1,343 per ounce quarter and averaged $1,302 per ounce. The average realized price of gold of $1,316 per ounce in 2019 compared to $1,329 per ounce for the comparable quarter in 2018, for a year-over-year decrease of 1%.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $112.9 million at March 31, 2019, which represents a $50.4 million decrease from $163.3 million at December 31, 2018 and is comprised of $18.2 million of cash and $94.7 million of cash equivalents. The decrease in cash and short-term investments was due primarily to reduced cashflow from operations of $3.2 million, and partially offset by $40.3 million spent on Lindero related construction, VAT payments and contractors’ advances, and $10.9 million on San Jose and Caylloma capital expenditures.

Fortuna’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Management's Discussion and Analysis, page 19

Working Capital

Working capital decreased $46.3 million to $111.3 million at March 31, 2019 compared to $157.6 million of working capital at December 31, 2018. The decrease in working capital was due primarily to using $50.4 million of cash and cash equivalents to fund construction at the Lindero Project and corporate general and administrative expenses and was partially offset by a $3.7 million buildup of 630 tonnes of concentrate inventory at the San Jose mine.

Capital Resources

As at March 31, 2019, the Company had fully drawn $40.0 million from a non-revolving credit facility and $30.0 million from a $110.0 million revolving credit facility. The purpose of the $110.0 million non-revolving and revolving credit facility is to fund the construction of the Lindero Project. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a defined Total Debt to EBITDA Ratio and is secured by a first ranking lien on the assets of San Jose and Caylloma mines and the Lindero project as well as their holding companies.

Liquidity and capital measures (in $000's)	March 31, 2019	December 31, 2018	Change
Cash and cash equivalents ("Cash")	$112,941	$90,503	$22,438
Short-term investments ("STI")	-	72,824	(72,824)
Total Cash and STI	$112,941	$163,327	(50,386)
Credit facility	150,000	150,000	-
Amount drawn on credit facility	(70,000)	(70,000)	-
Net liquidity position	$192,941	$243,327	$(50,386)

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed, by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Management's Discussion and Analysis, page 20

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $31.4 million, Interest rate swap of a $0.5 million liability and commodity derivative assets of $0.3 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward LME prices until final prices are settled at a future date. The interest rate swap and commodity derivative contracts are measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the three months ended March 31, 2019 and 2018:

(a)   Purchase of Goods and Services

During the three months ended March 31, 2019 and 2018, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company as follows:

	Three months ended March 31,
(expressed in $000's)	2019	2018
Personnel costs	$3	$72
General and administrative expenses	85	145
	$88	$217

The Company has outstanding balances payable with Gold Group Management Inc. of $0.02 million as at March 31, 2019 (December 31, 2018 - $0.02 million). Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

	Three months ended March 31,
(expressed in $000's)	2019	2018
Salaries and benefits	$1,367	$835
Directors fees	176	268
Consulting fees	34	34
Share-based payments	1,346	1,247
	$2,923	$2,384

Management's Discussion and Analysis, page 21

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks and uncertainties in estimating Mineral Resources and Mineral Reserves; the inherent risks in mining operations; the risk in relation to the Lindero construction; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2018 and its Annual Information Form which is available on SEDAR at www.sedar.com, Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Management's Discussion and Analysis, page 22

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and risks related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: hiring of key personnel for the construction and commissioning; availability and delivery of critical equipment within the timeline; delays associated with contractors; budget overruns due to changes in costs of fuel, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Management's Discussion and Analysis, page 23

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Metal	Change	Effect on Sales
Silver	+/- 10%	$3,067
Gold	+/- 10%	$1,737
Lead	+/- 10%	$221
Zinc	+/- 10%	$365

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at March 31, 2019, the Company had zero cost collars for an aggregate of 2,250 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between April and June of 2019.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

Management's Discussion and Analysis, page 24

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at March 31, 2019 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/- 10%	$881
Peruvian Soles	+/- 10%	$441
Argentinian Peso	+/- 10%	$1,403
Canadian Dollar	+/- 10%	$108

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

The Company expects the following maturities of its financial liabilities, lease obligation, and other contractual commitments:

	Expected payments due by year as at March 31, 2019
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$52,443	$-	$-	$-	$52,443
Credit facility	-	-	70,000	-	70,000
Income taxes payable	4,602	-	-	-	4,602
Lease obligations	7,886	9,373	-	-	17,259
Other liabilities	-	1,176	-	-	1,176
Capital commitments, Lindero	109,194	-	-	-	109,194
Closure and reclamation provisions	1,427	6,929	3,229	6,949	18,534
	$175,552	$17,478	$73,229	$6,949	$273,208
1.	As of March 31, 2019, the Company had capital commitments of approximately $109.2 million for civil work, equipment purchases and other services at the Lindero Project that is expected to be spent within one year.

Management's Discussion and Analysis, page 25

Capital Risk

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, lease obligations less cash, cash equivalents and short-term investments.

	March 31,	December 31,
Expressed in $000's	2019	2018
Equity	$605,940	$602,804
Credit facilities	69,338	69,302
Lease obligations	15,906	8,766
Less: Cash, cash equivalents and short-term investments	(112,941)	(163,327)
	$578,243	$517,545

The Company is not subject to externally imposed capital requirements with the exception of complying with covenants under the credit facility. As at March 31, 2019 and December 31, 2018, the Company was in compliance with the covenants.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap for the $40.0 million non-revolving credit facility to mitigate the interest rate risk on our bank loan.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage but such coverage does not cover all risks to which the Company may be exposed to.

Management's Discussion and Analysis, page 26

Adoption of New Accounting Standards

IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;
•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	6,120
Non-current portion	$9,963

IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its interim financial statements.

Management's Discussion and Analysis, page 27

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2018 we have used the following long-term prices for our mineral reserve and mineral resource estimations: Gold $1,320/oz, Silver $18.25/oz, Lead $2,270/t and Zinc $2,750/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2018.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Management's Discussion and Analysis, page 28

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable, is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

Management's Discussion and Analysis, page 29

The Company has been assessed $1.3 million, including interest and penalties of $0.9 million for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full in order to stop additional interest from accruing and is taking steps through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

IFRS 16 Leases

Significant estimates, assumptions and judgements made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Management's Discussion and Analysis, page 30

Share Position and Outstanding Options and Equity Settled Share Units

The Company’s outstanding share position as at May 13, 2019 is 160,173,348 common shares. In addition, 4,343,596 incentive stock options and equity-settled restricted share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,784,029
Equity-Settled Share Units:	312,601	n/a	May 29, 2020
	1,185,548	n/a	March 19, 2021
	4,895	n/a	June 5, 2021
	1,056,523	n/a	March 15, 2022
	2,559,567

Total outstanding	4,343,596

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management's Discussion and Analysis, page 31

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce of silver equivalent production; free cash flow and free cashflow excluding Lindero Project; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed ore

Cash cost per payable ounce of silver equivalent production and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three months ended March 31, 2019 and 2018.

CONSOLIDATED MINE CASH COST SILVER EQUIVALENT*		Three months ended,
		March 31
Expressed in $'000's, except unit costs		2019	2018
Cost of sales		$37,504	$39,105
Change in concentrate inventory		1,892	1,265
Depletion and depreciation in concentrate inventory		(652)	(369)
IFRS 16 embedded lease adjustment		592	-
Commercial and government royalties and mining taxes		(788)	(894)
Provision for community support		(2)	-
Workers participation		(933)	(1,493)
Depletion and depreciation		(9,652)	(10,565)
Cash cost	A	$27,961	$27,049
Cash cost	A	$27,961	$27,049
Treatment charges		2,756	757
Refining charges		1,279	1,436
Cash cost applicable per payable ounce	B	31,996	29,242
Payable ounces of silver equivalent production[1]	C	4,350,942	4,750,461
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$7.35	$6.16

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 32

SAN JOSE MINE CASH COST SILVER EQUIVALENT*		Three months ended,
		March 31
Expressed in $'000's, except unit costs		2019	2018
Cost of sales		$24,297	$24,875
Change in concentrate inventory		1,975	1,491
Depletion and depreciation in concentrate inventory		(691)	(476)
IFRS 16 embedded lease adjustment		23	-
Commercial and government royalties and mining taxes		(741)	(832)
Workers participation		(655)	(944)
Depletion and depreciation		(6,588)	(7,264)
Cash cost	A	17,620	16,850
Total processed ore (tonnes)	B	256,642	258,204
Cash cost per tonne of processed ore ($/t)	=A/B	$68.66	$65.26
Cash cost	A	$17,620	$16,850
Treatment charges		91	153
Refining charges		1,143	1,293
Cash cost applicable per payable ounce	B	18,854	18,296
Payable ounces of silver equivalent production[1]	C	2,940,741	3,237,122
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.41	$5.65
Mining cost per tonne		$34.58	$30.33
Milling cost per tonne		18.34	21.12
Indirect cost per tonne		8.27	6.74
Community relations cost per tonne		1.58	1.84
Distribution cost per tonne		5.89	5.23
Total production cost per tonne		$68.66	$65.26

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 33

CAYLLOMA MINE CASH COST SILVER EQUIVALENT*		Three months ended,
		March 31
Expressed in $'000's, except unit costs		2019	2018
Cost of sales		$13,207	$14,230
Change in concentrate inventory		(83)	(226)
Depletion and depreciation in concentrate inventory		39	107
IFRS 16 embedded lease adjustment		569	-
Commercial and government royalties and mining taxes		(47)	(62)
Provision for community support		(2)	-
Workers participation		(278)	(549)
Depletion and depreciation		(3,064)	(3,301)
Cash cost	A	10,341	10,199
Total processed ore (tonnes)	B	130,150	129,620
Cash cost per tonne of processed ore ($/t)	=A/B	$79.45	$78.68
Cash cost	A	$10,341	$10,199
Treatment charges		2,665	604
Refining charges		136	143
Cash cost applicable per payable ounce	B	13,142	10,946
Payable ounces of silver equivalent production[1]	C	1,410,201	1,513,339
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$9.32	$7.23
Mining cost per tonne		$38.79	$39.59
Milling cost per tonne		13.19	14.77
Indirect cost per tonne		19.95	17.69
Community relations cost per tonne		0.25	-
Distribution cost per tonne		7.27	6.63
Total production cost per tonne		$79.45	$78.68

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the WGC.

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

Management's Discussion and Analysis, page 34

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three months ended March 31, 2019 and 2018.

CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT*	Three months ended,
	March 31
Expressed in $'000's, except unit costs	2019	2018
Cash cost applicable	$31,996	$29,242
Commercial and government royalties and mining tax	2,436	3,141
Workers' participation	1,156	1,823
Selling, general and administrative expenses (operations)	2,302	2,505
Adjusted operating cash cost	37,890	36,711
Selling, general and administrative expenses (corporate)	2,680	2,782
Sustaining capital expenditures[3]	4,681	4,101
Brownfield exploration expenditures[3]	1,187	2,267
All-in sustaining cash cost	46,438	45,861
Exploration and evaluation expenses	186	69
Non-sustaining capital expenditures[3]	31,699	4,858
All-in cash cost	78,323	50,788
Payable ounces of silver equivalent production[1]	4,350,942	4,750,461
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$10.67	$9.65
All-in cash cost per ounce of payable silver equivalent[2]	$18.00	$10.69

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT*	Three months ended,
	March 31
Expressed in $'000's, except unit costs	2019	2018
Cash cost applicable	$18,854	$18,296
Commercial and government royalties and mining tax	1,925	2,524
Workers' participation	819	1,180
Selling, general and administrative expenses (operations)	1,357	1,520
Adjusted operating cash cost	22,955	23,520
Sustaining capital expenditures[3]	1,556	1,893
Brownfield exploration expenditures[3]	1,036	2,080
All-in sustaining cash cost	25,547	27,493
Non-sustaining capital expenditures[3]	470	-
All-in cash cost	26,017	27,493
Payable ounces of silver equivalent production[1]	2,940,741	3,237,122
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$8.69	$8.49
All-in cash cost per ounce of payable silver equivalent[2]	$8.85	$8.49

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Management's Discussion and Analysis, page 35

CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT*	Three months ended,
	March 31
Expressed in $'000's, except unit costs	2019	2018
Cash cost applicable	$13,142	$10,946
Commercial and government royalties and mining tax	511	617
Workers' participation	329	642
Selling, general and administrative expenses (operations)	945	985
Adjusted operating cash cost	14,927	13,190
Sustaining capital expenditures[3]	3,125	2,208
Brownfield exploration expenditures[3]	151	187
All-in sustaining cash cost	18,203	15,585
All-in cash cost	18,203	15,585
Payable ounces of silver equivalent production[1]	1,410,201	1,513,339
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$12.91	$10.30
All-in cash cost per ounce of payable silver equivalent[2]	$12.91	$10.30

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Free Cash Flow and Free Cash Flow From Ongoing Operations

The Company uses the financial measure of “free cash flow” and “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities in the consolidated financial statements for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
	2019	2018
Net cash provided by operating activities	$3.9	$20.1
Less: Purchases of mineral properties, plant and equipment	(9.2)	(9.0)
Less: Expenditures on Lindero Project	(24.4)	(2.2)
Less: Deposits on long term assets, net	(9.8)	(2.1)
Less: Current income tax expense	(8.6)	(9.7)
Add: Income taxes paid	14.0	15.2
Free cash flow	$(34.1)	$12.3
Add: Expenditures on Lindero Project	25.8	2.2
Add: Greenfield capital expenditures	0.8	0.3
Add: Deposits on long term assets - Lindero Project	9.7	2.0
Free cash flow from ongoing operations	$2.2	$16.8

Management's Discussion and Analysis, page 36

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31,
	2019	2018
Net Income	$2.2	$13.8
Adjustments, net of tax:
Foreign exchange, Lindero project	2.9	-
Income tax, Lindero project	1.6	0.2
Share of loss (income) of equity-accounted investee	0.1	(0.3)
Other non-cash items	1.6	(0.5)
Adjusted Net Income (a non-GAAP measure)	$8.4	$13.2

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended March 31,
	2019	2018
Net Income	$2.2	$13.8
Add back:
Foreign exchange, Lindero project	2.9	-
Net finance items	(0.2)	0.5
Depreciation, depletion, and amortization	9.1	10.6
Income taxes	7.3	8.6
Share of loss (income) of equity-accounted investee	0.1	(0.2)
Other non-cash items	2.4	(1.5)
Adjusted EBITDA (a non-GAAP measure)	$23.8	$31.8

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 37

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;

Management's Discussion and Analysis, page 38

•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Management's Discussion and Analysis, page 39

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 40